SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

MATERIAL FACT

Incorporation of Comperj Petroquímicos Básicos S.A. and Comperj PET S.A.

Rio de Janeiro, December 13 2010 – Petróleo Brasileiro S.A. – Petrobras, in compliance with CVM Instruction No. 358/02, hereby announces that its Board of Directors, during a meeting held on December 10, 2010, approved the proposed incorporation of its wholly-owned subsidiaries Comperj Petroquímicos Básicos S.A. (“UPB”) and Comperj PET S.A. (PET), and that it will submit these incorporations to the deliberation of its shareholders during an Extraordinary General Meeting to be convened in due course.

UPB, whose core activity is producing petrochemical feedstock, and PET whose core activity is producing polyethylene terephthalate, are companies that are part of the current corporate structure of the Rio de Janeiro Petrochemical Complex (“Comperj”), located in the Municipality of Itaboraí/RJ, as wholly-owned Petrobras subsidiaries.

However, the prospects originally envisaged when the Comperj was approved changed in light of several economic, market, and cost events, leading to a new structure for the Comperj, turning it into a Program consisting of three stages and a new timeframe.

With the UPB incorporation, the refinery will become a Petrobras Operating Unit, a fact that is aligned with the company's business segment strategy of increasing refining capacity in Brazil and abroad, seeking to balance it with the growth of its oil production, meeting product quality levels as required by the market, and offering, optimally, a variety of products and services according to the amounts and quality demanded by the target markets.

With the PET incorporation, the Complex' corporate structure will be streamlined, minimizing costs and facilitating the reallocation of the Program's investment resources

The Company will keep its shareholders and the general market timely and adequately informed about any developments concerning the incorporation operations until their completion.

Almir Guilherme Barbassa

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.